October 16, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Ms. Stephani Bouvet
Ms. Maryse Mills-Apenteng

Re:	Sonic Solutions
Registration Statement on Form S-3
Filed September 10, 2009
File No. 333-161815

Ladies and Gentlemen:

Sonic Solutions (the “Company”) respectfully submits this letter in response to comments from the Staff of the Securities and Exchange Commission (the “SEC”) received by letter dated October 6, 2009, relating to the Company’s Registration Statement on Form S-3 (File No. 333-161815), filed with the Commission on September 10, 2009 (the “Form S-3”).

The Company filed via EDGAR Amendment No. 1 to the Registration Statement.

In this letter, the Company has recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Registration Statement on Form S-3

Incorporation of Certain Documents by Reference, page 16

1.
We note that you filed a Form 10-Q on August 5, 2009, prior to filing the registration statement on Form S-3.  Please revise this section of your registration statement to specifically incorporate by reference the Form 10-Q.  Refer to Item 12(a)(2) of Form S-3.

In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Registration Statement to incorporate by reference the Form 10-Q as well as the other filings with the SEC made prior to the filing of Amendment No. 1 to the Registration Statement.

Signatures

2.	Please indicate who is signing in the capacity of principal accounting officer or controller. See Instruction 1 to the Signatures section on Form S-3.

In response to the Staff’s comment, the Company has revised the Signatures section of the Registration Statement to identify Paul F. Norris, Executive Vice President, Acting Chief Financial Officer and General Counsel as signing in the capacity of principal financial/accounting officer.

Please direct your questions or comments regarding this letter or Amendment No. 1 to the Registration Statement to the undersigned at (415) 893-8000.  Thank you for your assistance.

Sincerely, SONIC SOLUTIONS

By:	/s/ David C. Habiger
Name: David C. Habiger
Title: President and Chief Executive Officer

cc:

James R. Tanenbaum
Nilene R. Evans
Morrison & Foerster LLP